UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

AIMMUNE THERAPEUTICS, INC.

(Name of Subject Company)

AIMMUNE THERAPEUTICS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00900T107

(CUSIP Number of Class of Securities)

Jayson Dallas, M.D.

President and Chief Executive Officer

Aimmune Therapeutics, Inc.

8000 Marina Blvd, Suite 300

Brisbane, CA 94005

(650) 614-5220

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Patrick Pohlen

Luke Bergstrom

Brett Urig

Latham & Watkins LLP

505 Montgomery Street

Suite 2000

San Francisco, CA 94111

Telephone: (415) 391-0600

Facsimile: (415) 395-8095

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Aimmune Therapeutics, Inc., a Delaware corporation (“Aimmune” or the “Company”), with the United States Securities and Exchange Commission (the “SEC”) on September 14, 2020, relating to the tender offer (the “Offer”) by SPN MergerSub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Société des Produits Nestlé S.A., a société anonyme organized under the laws of Switzerland (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.0001 per share, of the Company (the “Shares”) owned by the stockholders of the Company other than Parent and its affiliates, at a price of $34.50 per Share, net to the seller thereof in cash, without interest and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2020 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on September 14, 2020.

Except to the extent specifically provided in this Amendment No. 2, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 2 is being filed to reflect certain updates as presented below.

Item 8.	Additional Information.

Item 8, “Additional Information” is hereby amended and supplemented as follows:

“On September 24, 2020, Jayson Dallas, CEO of the Company, presented to employees of Nestlé Health Science, an affiliate of Parent, regarding the Offer and the business combination contemplated thereby. A transcript of this presentation is filed as Exhibit (a)(16) hereto and is incorporated herein by reference. A copy of the slides used in the presentation is filed as Exhibit (a)(17) hereto and is incorporated herein by reference.

On September 24, 2020, the Company distributed to its employees an email addressing questions concerning the mechanics of the tender offer process. The full text of the email is filed as Exhibit (a)(18) hereto and is incorporated herein by reference.”

Item 9.	Exhibits.

Item 9, “Exhibits” is hereby amended and supplemented by adding to the list of exhibits, immediately following the exhibit listed as Exhibit (a)(15):

(a)(16)	Transcript of townhall presentation, dated September 24, 2020, from Jayson Dallas to employees of Nestlé Health Science.

(a)(17)	Presentation, dated August 31, 2020, from Jayson Dallas to employees of Nestlé Health Science.

(a)(18)	E-mail, dated September 24, 2020, from Sukhi Thethy to Aimmune employees.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Aimmune Therapeutics, Inc.

By:	/s/ Douglas Sheehy
Name:	Douglas Sheehy
Title:	General Counsel and Secretary

Dated: September 24, 2020